Room 4561

November 22, 2006

Mr. Kenneth R. Hahn
Senior Vice President and
 Chief Financial Officer
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

> **Re: Borland Software Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed May 2, 2006**
> **File No. 001-10824**

Dear Mr. Hahn:

We have reviewed your response to our letter dated June 30, 2006 in connection with the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

License and Other Revenues, page 39

1.   We note your response to previous comment number 1. The potential sale or other disposition of your IDE product line appears to represent a known material uncertainty. One of the principal objectives of MD&A is to provide information

about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material uncertainties in MD&A. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. In view of this, and given the significant impact that a sale or other disposition of your IDE products would have, it appears that additional information regarding the historical operating result of your IDE products is necessary. At a minimum, it appears that you should provide separate disclosure of historical revenue for your IDE and ALM product lines. To the extent that additional information regarding cost of sales and gross margins is available, it should be provided. To the extent that additional information is not available, you should explain this. Additionally, you should explain how, in light of this lack of information, you intend to evaluate any potential transactions related to the sale or other disposition of your IDE products. For further guidance, see Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

2. In connection with any potential sale or other disposition of your IDE products, we would expect that you would need objective, verifiable information regarding the historical operating performance of the IDE products to make an informed decision with respect to a potential transaction. Accordingly, describe to us, in reasonable detail, the information you have prepared or are preparing in connection with the potential sale or other disposition of your IDE business. Describe both the information intended for internal use and information intended to be made available to potential buyers.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. We have reviewed your responses to prior comments 2 and 3 from our letter dated June 30, 2006 and have the following additional comments:

- We note that in your assessment of contracts where VSOE was established by other than a stated renewal rate, you examined all contracts greater than $50 thousand and half of your contracts less than $50 thousand during the year ended December 31, 2005 and the quarter ended March 31, 2006. We further note that in your assessment of PCS renewal rate deviations from stated amounts in your contracts, you examined all contracts over $50 thousand for the four rolling quarters ended June 30, 2006. Please explain why you believe the results obtained from reviewing a sample of contracts are adequate to draw conclusions about the establishment of VSOE for PCS. Further, tell us why you chose different periods for your samples and did not include contracts from all years presented in your financial statements.

- We note that in 79% of the contracts you reviewed, the renewal rate was within 5% of the stated amount in the contract. Tell us more about the 21% of renewal rates with a variance exceeding 5% of the stated amount. Please explain why you believe these results are adequate to draw conclusions about the establishment of VSOE for PCS.

- As previously requested in our prior comment 2, explain how you considered paragraph 10 of SOP 97-2. In your response, specifically address how you concluded at the inception of your arrangements that the price of PCS established by management would not change before introduction of the element into the marketplace.

Note 14. Enterprise-wide Disclosures

4.   We note your response to prior comment 5. In your response you indicate that reporting separate revenues for your IDE and ALM products has generally been impracticable. Explain to us how you have considered disclosing the fact that providing product revenues is impracticable. Refer to paragraph 37. Also, given the review you are undertaking in connection with the proposed sale of your IDE products, explain how you have considered providing revenues by product in future filings.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief